

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2015

<u>Via E-Mail</u>
Brenda Hart
Assistant General Counsel and Assistant Secretary
Alcoa, Inc.
390 Park Avenue
New York, NY 10022-4608

> **Re:** **Alcoa, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 18, 2015**
> **File No. 333-203275**

Dear Ms. Hart:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 1, 2015 letter.

<u>Background of the Merger, page 83</u>

1. We note your response to our prior comment eight and we re-issue our comment in part. Please expand your disclosure to discuss the specific standalone prospects considered by the directors of RTI.

2. We note your response to our prior comment 12 and we re-issue our comment in part. Please clarify whether an all-stock transaction had been a concern of RTI from the beginning. Please also revise your disclosure, if relevant, to disclose whether RTI considered alternative forms of consideration to an all-stock transaction.

RTI's Reasons for the Merger; Recommendation of the RTI Board of Directors, page 91

3.      We note your response to our prior comment 14 and we re-issue our comment. Specifically, in the third bullet point, what did the RTI board consider to be the merger's potential effect on shareholder value?  Did the board consider as material any particular amount of accretion as an expected result of the transaction?  In addition, in the thirteenth bullet point, what was RTI's standalone strategic plan and its associated risks, and how did those compare to the specific risks and benefits of the merger that the RTI board considered?

        Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3765 with any questions.

                                        Sincerely,

                                        /s/ Pamela Long

                                        Pamela Long
                                        Assistant Director

cc:     Via E-Mail
        Ronald C. Chen, Esq.
        Wachtell, Lipton, Rosen & Katz